DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 www.dlapiper.com Christopher P. Giordano Christopher.Giordano@dlapiper.com T 212.335.4522

April 10, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention: Thomas Jones

Re:	Act II Global Acquisition Corp.

Registration Statement on Form S-4

Filed February 14, 2020

File No. 333-236459

Dear Mr. Jones:

This letter is submitted on behalf of Act II Global Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed on February 14, 2020 (the “Registration Statement”), as set forth in your letter dated March 11, 2020 addressed to John Carroll, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

Registration Statement on Form S-4 filed February 14, 2020

General

1.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X. Please also update the pro forma financial information, as applicable.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements, and corresponding pro forma financial information, in accordance with the financial statement updating requirements of Rule 8-08 of Regulation S-X.

United States Securities and Exchange Commission April 10, 2020 Page 2

What vote is required . . .?, page xxi

2.	Disclose the minimum number of shares that would be required to approve each proposal, assuming only a quorum is present and that the Sponsor voted in favor of the proposal.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page xxii and has made conforming changes, where appropriate, elsewhere in Amendment No. 1 as requested.

Act II’s Board of Directors’ Reasons for the Business Combination, page 9

3.	Please expand the disclosure in the third bullet point on page 11 to identify the “outside advisers.”

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 11 and has made conforming changes, where appropriate, elsewhere in Amendment No. 1 as requested.

Sources and Uses of Funds for the Business Combination, page 19

4.	If any of the funds to be used to complete the business combination will go to your affiliates, as suggested by the third bullet on page 18, please revise to quantify the amount.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 18 and has made conforming changes, where appropriate, elsewhere in Amendment No. 1 as requested.

United States Securities and Exchange Commission April 10, 2020 Page 3

Pro Forma Condensed Combined Income Statement, page 26

5.	We note that the amounts in the column for ACT II for the nine months ended September 30, 2019 and the year ended December 31, 2018 are exactly the same. Given your disclosure under basis of presentation on page F-51 that the Company had no activity for the period from August 16, 2018 (formation) through December 31, 2018, please tell us why you believe this presentation is appropriate. Refer to Rule 11-02 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 27 of Amendment No. 1 to include a pro forma condensed combined income statement for the year ended December 31, 2019 and remove the interim period previously presented.

6.	With regards to notes “a” through “e” on the pro forma combined income statements, please tell us how you determined these adjustment or reference where the notes for these adjustments can be found elsewhere in the filing.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 27 of Amendment No. 1 as requested.

We are heavily dependent on certain of our customers, page 37

7.	Please expand the disclosure in the second paragraph of this risk factor to identify the customer and disclose the percentage of your revenues from the customer in 2019.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 37 of Amendment No. 1 as requested.

Changes in Mafco Worldwide’s relationships with its suppliers, page 38

8.	Please expand the disclosure in this risk factor or the disclosure on page 187 to disclose the material terms of the supply agreement and its duration.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 38 of Amendment No. 1 as requested.

Because Act II is incorporated under the laws of the Cayman Islands, page 49

9.	Please file as an exhibit the consent of counsel mentioned in the second full paragraph on page 50.

United States Securities and Exchange Commission April 10, 2020 Page 4

Response: The Company acknowledges the Staff’s comment and has filed the consent of Maples and Calder as Exhibit 23.4 to Amendment No.1.

Background of the Business Combination, page 101

10.	Please revise to clarify the reason for the change in consideration dated December 11, 2019, as mentioned on page 104. Also revise to clarify the reasons for the reduction dated January 21 and 22, 2020, including the "feedback" provided and who provided that feedback.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 106 of Amendment No. 1 as requested.

Unaudited Pro Forma Condensed Combined Financial Information Pro Forma Combined Balance Sheet, page 155

11.       Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 28 and 156 of Amendment No. 1 as requested.

Pro Forma Adjustments to the Income Statements:, page 158

12.       In regards to adjustment (a), please clearly disclose how you determined the amount of amortization for the nine month ended September 30, 2019 and the year ended December 31, 2018. Please disclose how you determined the fair value of your intangible assets. Please also disclose the different asset classes and the useful lives used to determine amortization expense.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 159 of Amendment No. 1 as requested.

13.       In regards to adjustment (d), you indicate that this represents the elimination of the Seller parent company overhead allocation for the year ended December 31, 2018. Given your disclosure about the relationship with the Seller parent and allocations on page F-16, please tell us how you determined that this adjustment was factually supportable.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 160 of Amendment No. 1 to eliminate this pro forma adjustment.

United States Securities and Exchange Commission April 10, 2020 Page 5

14.        In regards to adjustment (e), you appear to discuss both estimated income tax effect and pro forma earnings per share information. Please revise your disclosure to discuss these items in separate notes to the pro forma financial statement. In addition, specifically expand your disclosure to discuss the income tax rate used.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 160 of Amendment No. 1 as requested.

Security Ownership of Certain Beneficial Owners and Management, page 171

15.       Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 172 and in the table on page 214.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Instruction 3 to Item 403 of Regulation S-K, the Company has relied upon the most recent filings with the Commission under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, made by the applicable shareholders and such filings do not disclose sole or shared voting or dispositive power with respect to the Company’s shares by any natural person.

Executive Compensation Arrangements, page 208

16.       Please file as exhibits the employment agreements mentioned in this section.

Response: The Company acknowledges the Staff’s comment and has filed the employment agreements, including all amendments thereto that remain in effect as of the date hereof, as exhibits 10.13 – 10.24 to Amendment No. 1.

Registration Rights, page 217

17.       Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 219 of Amendment No. 1 as requested.

United States Securities and Exchange Commission April 10, 2020 Page 6

Where you can find more information; Incorporation by Reference, page 230

18. Please clarify how you concluded that you are eligible to incorporate by reference into this registration statement. We note, for example, that it does not appear you have been subject to the Exchange Act’s reporting requirements for twelve calendar months.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 232 and has made conforming changes, where appropriate, elsewhere in Amendment No. 1 as requested.

2. Summary of Significant Accounting Policies Revenue Recognition, page F-13

19.       We note your disaggregated revenue by product disclosure. Please tell us what consideration you gave to expanding your disclosure to also include your disaggregated revenue by operating segment. Refer to ASC 606-10-55-89.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages (refer to footnote #2, Revenue Recognition section in the audited 2019 financial statements) of Amendment No. 1 as requested.

* * *

[Signature page immediately follows.]

United States Securities and Exchange Commission April 10, 2020 Page 7

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (212) 335-4522 or Stephen Alicanti at (212) 335-4783.

Sincerely,

DLA Piper LLP (US)

/s/ Christopher P. Giordano

Christopher P. Giordano

Partner

cc:	John Carroll, Act II Global Acquisition Corp.

DongJu Song, Wachtell, Lipton, Rosen & Katz